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July 27, 2017

VIA EDGAR

Alison T. White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                           RMR Real Estate Income Fund

File Nos. 333-218384 and 811-22260

Dear Ms. White:

Thank you for your June 27, 2017 written comments regarding your review of the registration statement filed on Form N-2 on May 31, 2017 on behalf of RMR Real Estate Income Fund (the “Registration Statement” and the “Fund,” respectively). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Your comments are provided in bold, followed by the Fund’s responses. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”), which is being filed herewith, and which will be marked to show changes since the initial filing of the Registration Statement on May 31, 2017. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Alison T. White

July 27, 2017

* * * * * * *

Comments and Responses

General

1.              Please advise if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Fund has informed us that it has not submitted and does not expect to submit any exemptive applications or no action requests in connection with the Registration Statement.

Prospectus Summary — The Offering (pages 2 -3)

2.              You state that “[u]nder normal circumstances, the Fund invests at least 80% of its Managed Assets in securities issued by real estate companies.” Please replace the reference to “Managed Assets” with “net assets, plus borrowings for investment purposes” here and throughout the filing, or advise why your statement is sufficient under Rule 35d-1 of the Investment Company Act of 1940.

“Managed Assets” is defined in the Prospectus Summary as “the net asset value of the Fund’s common shares plus the liquidation preference of the Fund’s preferred shares and the principal amount of the Fund’s outstanding borrowings.” The Fund believes that this definition is coextensive with the definition of “Assets” in Rule 35d-1 under the 1940 Act, and therefore believes its 80% policy is sufficient under Rule 35d-1.

Prospectus Summary — Preferred Shares (page 5)

3.              With respect to your statement that “[t]he Fund may also engage in investment management techniques which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid assets or sets aside assets on the accounting records equal to the Fund’s obligations in respect of such,” please disclose examples of such techniques.

The Fund added cross references to disclosure providing relevant examples in the Registration Statement.

Alison T. White

July 27, 2017

Prospectus Summary — Distributions (pages 5-6)

4.              Please disclose on the cover page that the fund’s annualized distributions on its preferred and common shares may contain a return of capital.

The Fund has made the requested change.

Prospectus Summary — Risk Factors and Special Considerations — Interest Rate Risk (page 18)

5.              Please consider whether it is necessary to include the statement that “[t]he Fund may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates” twice.

The Fund removed one instance of the referenced statement.

Prospectus Summary — Management — (page 25)

6.              Please consider adding a standalone risk factor corresponding to your statement that “[b]ecause the Management Fee is based on a percentage of Managed Assets, which includes assets attributable to the Fund’s use of leverage, the Advisor may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of leverage.”

The Fund has made the requested change.

Use of Proceeds (page 28)

7.              Please relocate the “Use Of Proceeds” section, as the information required by Items 1, 2, 3 and 4 must appear in order in the prospectus, and may not be preceded or separated by any other information. See General Instruction 1 to Form N-2.

The Fund has made the requested change.

Summary of Fund Expenses (pages 29-30)

8.              Please submit a completed fee table and example calculation in the next pre-effective amendment for us to review. We may have additional comments.

Alison T. White

July 27, 2017

A completed fee table and example calculation are included in Pre-Effective Amendment No. 1.

9.              If the Fund will offer additional preferred shares within 12 months of the effective date of the registration statement, please disclose in the prospectus and revise the fee table to reflect the additional costs to holders of common shares.

The Fund has informed us that it does not intend to issue additional preferred shares within 12 months of the effective date of the Registration Statement.

Investment Objectives and Policies — Convertible Securities (page 40)

10.       We note that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos , and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and to what extent, the Fund intends to invest or currently invests in CoCos.

The Fund has informed us that it does not currently invest or intend to invest in CoCos.

Investment Objectives and Policies — Other Investment Companies (pages 41-42)

11.       Given that the Fund will invest in other investment companies, please consider whether a line item should be added to the Fund Expenses table for Acquired Fund Fees and Expenses.

The Fund has informed us that Acquired Fund Fees and Expenses do not exceed and are not expected to exceed 0.01 percent (one basis point) of the Fund’s average net assets. The Fund has therefore not added the referenced line item to the Fund Expenses table.

Investment Objectives and Policies — Strategic Transactions and Other Management Techniques (pages 43-44)

Alison T. White

July 27, 2017

12.       Please disclose how the Fund will value derivatives for purposes of complying with its 80% policy and calculating Managed Assets. We may have further comments.

The Fund has informed us that, for purposes of complying with its 80% policy and calculating Managed Assets, derivatives instruments are valued at their market value, or, in cases where market value is not available, at fair value, as determined in accordance with the valuation policies and procedures adopted by the Fund’s Board of Trustees. The Fund has added disclosure and cross-references to disclosure to this effect in Pre-Effective Amendment No. 1.

Risk Factors and Special Considerations (pages 53-83)

13.       Please distinguish the principal investment risks from the non-principal risks by, for example, specifying the type of risk in parenthesis next to each risk or by separating the principal and non-principal risks into categories with applicable headings.

The Fund has made the requested change.

Risk Factors and Special Considerations - Anti-Takeover Provisions (page 80)

14.       This section states “[t]he Fund’s Governing Documents contain various provisions which may make it difficult for anyone to force the Fund to convert to an open end fund or to cause a change of control of the Fund.” The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the “MCSAA”), its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (pub. avail. Nov. 15, 2010). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

As the Fund is a Maryland statutory trust, the Maryland Control Share Acquisition Act does not currently apply to the Fund.

Risk Factors and Special Considerations - Portfolio Turnover Risk (page 80)

15.       Given your statement on page 47 that “the Fund does not expect that its turnover rate under normal market conditions will be greater than 50%,” it is unclear why you have included Portfolio Turnover Risk as a risk. Please advise or revise.

Alison T. White

July 27, 2017

The Fund believes that the referenced risk factor is important because there can be no assurance that market conditions will remain normal, or that the Fund’s turnover rate will not be greater than 50% for any other reason. As disclosed on page 47 of the Prospectus, the Fund’s turnover rate may vary from year to year and will not be a factor when the Fund’s investment adviser determines that portfolio changes are appropriate.

Management of the Fund (page 84)

16.       We are unable to locate the statement required to be in this section by Item 9(b)(4) of Form N-2. Please advise or revise.

The Fund added the requested statement, which was included in the Statement of Additional Information, to the Prospectus.

Managed Dividend Policy (page 90)

17.       Please consider whether it is necessary to state that “[t]he Fund may rely on an exemptive order from the SEC to implement a managed dividend policy” twice.

The Fund removed one instance of the referenced statement.

Dividend Reinvestment and Cash Purchase Plan (pages 91-92)

18.       Please briefly explain in the section what it means for common shares to be held in non-certificated form vs. certificated form.

The Fund has made the requested change.

SAI - Management of the Fund — Board Leadership Structure and Committees (pages 28-30)

19. Please disclose the procedures shareholders should follow to submit nominations to the Fund’s Board. See Item 18(5)(b)(4) of Form N-2.

The Fund has made the requested change.

* * * * * * *

Alison T. White

July 27, 2017

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406. The Fund anticipates requesting acceleration of the effectiveness of the Registration Statement so that it may become effective on August 4, 2017.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon